FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2013

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

August 21, 2013

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on August 21, 2013

Item 4.

Summary of Material Change

See attached copy of the August 21, 2013 News Release

Item 5.

Full Description of Material Change

See attached copy of the August 21, 2013 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

August 21, 2013

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street,

Vancouver, B.C.

V6E 3X2

August 27, 2013

TSX-V: MXR

                                 OTC BB: MXROF

Frankfurt: M1D

News Release

MAX returns 1.5 g/t Au and 0.87 g/t Au from bulk samples at East Manhattan Wash, Nevada; drill permits expected this fall

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from additional bulk sampling completed at the East Manhattan Wash (“EMW”) gold project in Nevada.  This bulk sampling was undertaken to prepare for drilling planned for this fall by following up on sampling conducted in 2009 that recovered 4.9 g/t Au and 1.2 g/t Ag from a 793 pound sample taken at surface within a gold mineralized soil anomaly exposed over a surface area in excess of 1,650 m by 450 m feet in size.  Just north of this area, the very small streams all contain free gold that can be recovered by conventional gold panning techniques.   Mineralization appears to be free gold in a volcanic lithic welded tuff.   During the current program, two 10 kg samples were taken, one from the same area as the 2009 bulk sample and the second from an area approximately 150 meters to the east.  The first 10 kg sample returned 1.5 g/t au and the second sample returned 0.87 g/t Au.

MAX has been advised by the U.S. Forest Service that its drill permit application filed in 2011 should be approved this fall, following which we plan to undertake a 12 hole core drilling program to determine the overall depth and grade of the gold mineralization in the volcanic tuff at EMW.

Clancy Wendt, VP Exploration of MAX, states “We have now defined a significant area of gold mineralization that we believe has the potential for a large mineralized system.  More important is the fact that the mineralization appears to be free gold within the volcanic tuff which would allow a concentrate to be made on site through crushing and gravity separation, with final processing at toll mills off site.   With a large mineralized area now defined at surface, we are anxious to finally be able to drill to determine the overall depth of the mineralization, extend the known mineralization below cover, and determine the overall grade.”

Following up the results of the initial bulk sample in 2009, MAX completed three large volume soil sampling grids in May of 2009 at EMW and followed that up with a further sampling program in September, 2010.  In total, over 300 samples were taken and returned values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) Au.  While the total mineralized zone now exposed at surface encompasses an area in excess of 1,650 m by 450 m in size, the mineralized area is believed to be much larger but is covered by either overburden or alluvium.  The sampling conducted at EMW has enabled MAX to identify structural linear features seen in air photo images along with argillic alteration and silicification that appears to define where strong gold values may be found.  Sampling of historic pits dug by earlier prospectors has helped further define the areas of mineralization and to confirm the presence of gold.  An updated soil sampling map is now available on our web site at www.maxresource.com.

Sampling taken by other companies that reviewed the property during 2010 and 2011 found values up to 2.4 g/t in outcrop.  In addition, streams north and east of the soil anomaly were also sampled looking to define the overall size of the system, with all of the streams containing gold with values up to 0.05 ppm.   The wide variation in gold values is explained by the presence of coarse free gold in all samples.

The soil and current samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

The EMW property is comprised of 78 claims (1,560 acres) located in the Manhattan Mining District 40 miles north of the town of Tonopah and eight miles south of the Round Mountain Mine (jointly owned by Kinross and Barrick), a conventional open pit operation that has produced more than 12 million ounces of gold to date.  For 2012, Kinross Gold reported a proven and probable gold resource at Round Mountain (net to its 50% interest) of 64.1 million tonnes at 0.6 g/t Au.

More than 1 Moz of gold have been mined to date in the Manhattan Mining District.   Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”) and the Echo Bay East and West Pit deposits immediately to the west of EMW that operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold, silver and copper exploration in Nevada.   Our Nevada properties include Majuba Hill (Copper/Silver) in Humboldt County and East Manhattan Wash (Gold) in the Manhattan Mining District, Nye County.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

President

FOR FURTHER INFORMATION, PLEASE CONTACT:

Leonard MacMillan, Corporate Communication
Tel: (604) 637-2140

Toll Free: 1-866-331-5088
info@maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  August 28, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director